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                                  June 14, 2001


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
Attention:  Mr. Mark Shuman

         Re:  SCM Microsystems, Inc.
              Form S-3
              Registration Statement No. 333-62696
              Filed June 8, 2001
              Accession No. 891618-01-5011

         Reference is hereby made to Rule 473 of the Securities Act of 1933. In accordance with Rule 473, SCM Microsystems, Inc. ("registrant") hereby makes the following delaying amendment to the registration statement:

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a) may determine.

                                           /s/ Andrew Warner
                                           ---------------------------------

                                           Chief Financial Officer